1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Eva Chen, VP of Finance Div.
Siliconware Precision Industries Co., Ltd.	SPILIR@spil.com.tw
No. 123, Sec. 3, Da Fong Rd., Tantzu,	+886-4-25341525#1536
Taichung, Taiwan 42749	Byron Chiang, Spokesperson
www.spil.com.tw	Spokesperson@spil.com.tw
+886-3-5795678#3676

Siliconware Precision Industries Reports Unaudited Consolidated

Financial Results for the First Quarter of 2017

Taichung, Taiwan, Apr 26, 2017—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the first quarter of 2017 were NT$ 19,552 million, which represented a 11.8% decline in revenues compared to the fourth quarter of 2016 and a 1.3% growth in revenues compared to the first quarter of 2016. SPIL reported a net income of NT$ 997 million for the first quarter of 2017, compared with a net income of NT$ 2,829 million and a net income of NT$ 1,604 million for the fourth quarter of 2016 and the first quarter of 2016, respectively.

Basic earnings per share for this quarter was NT$ 0.32, and diluted earnings per ordinary share was NT$ 0.15. Basic earnings per ADS for this quarter was US$ 0.05, and diluted earnings per ADS was US$ 0.02.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the first quarter of 2017, net revenues from IC packaging were NT$ 17,026 million and represented 87% of total net revenues. Net revenues from testing operations were NT$ 2,526 million and represented 13% of total net revenues.

•	Cost of goods sold was NT$ 15,795 million, representing a decline of 6.8% compared to the fourth quarter of 2016 and an increase of 3.0% compared to the first quarter of 2016.

•	Raw materials costs were NT$ 6,725 million for the first quarter of 2017 and represented 34.4% of total net revenues, whereas raw materials costs were NT$ 7,413 million and represented 33.5% of total net revenues for the fourth quarter of 2016.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 91 million.

•	Gross profit was NT$ 3,757 million for the first quarter of 2017, representing a gross margin of 19.2%, which decreased from a gross margin of 23.6% for the fourth quarter of 2016 and decreased from 20.6% for the first quarter of 2016.

•	Total operating expenses for the first quarter of 2017 were NT$ 2,017 million, which included selling expenses of NT$ 248 million, administrative expenses of NT$ 804 million and R&D expenses of NT$ 965 million. Total operating expenses represented 10.3% of total net revenues for the first quarter of 2017.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 50 million.

•	Operating income was NT$ 1,740 million for the first quarter of 2017, representing an operating margin of 8.9%, which decreased from 13.7% for the fourth quarter of 2016 and decreased from 9.8% for the first quarter of 2016.

•	Non-operating items:

•	Our non-operating expense was NT$ 478 million, including net foreign exchange losses of NT$ 313 million and net losses of NT$ 113 million on fair value change of financial liabilities at fair value through profit or loss.

•	Net income before tax was NT$ 1,262 million for the first quarter of 2017, which decreased from a net income before tax of NT$ 3,392 million for the fourth quarter of 2016 and decreased from a net income before tax of NT$ 1,898 million for the first quarter of 2016.

•	Income tax expense was NT$ 265 million for the first quarter of 2017, compared with income tax expense of NT$ 563 million for the fourth quarter of 2016 and income tax expense of NT$ 294 million for the first quarter of 2016.

•	Net income was NT$ 997 million for the first quarter of 2017, which decreased from a net income of NT$ 2,829 million for the fourth quarter of 2016 and decreased from a net income of NT$ 1,604 million for the first quarter of 2016.

•	Total number of shares outstanding was 3,116 million shares as of Mar 31, 2017. Basic earnings per share for this quarter was NT$ 0.32, and diluted earnings per ordinary share was NT$ 0.15. Basic earnings per ADS for this quarter was US$ 0.05, and diluted earnings per ADS was US$ 0.02.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 23,611 million as of Mar 31, 2017 from NT$ 24,476 million as of Dec 31, 2016, and NT$ 25,406 million as of Mar 31, 2016.

•	Capital expenditures for the first quarter of 2017 totaled NT$ 3,337 million.

•	Total depreciation expenses for the first quarter of 2017 totaled NT$ 3,392 million.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 17,026 million for the first quarter of 2017, which represented a decrease of NT$ 2,380 million or 12.3% compared to the fourth quarter of 2016.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 28%, 17% and 42%, respectively, of total net revenues for the first quarter of 2017.

•	As of Mar 31, 2017 we had 8,248 wirebonders installed, of which 410 were added and 158 were disposed in the first quarter of 2017.

IC testing service:

•	Net revenues from testing operations were NT$ 2,526 million for the first quarter of 2017, which represented a decrease of NT$ 246 million or 8.9% compared to the fourth quarter of 2016.

•	As of Mar 31, 2017 we had 549 testers installed, of which 5 were added and 10 were disposed in the first quarter of 2017.

Revenue Analysis

•	Breakdown by end applications:

By application	1Q17	4Q16
Communication	70%	69%
Computing	11%	12%
Consumer	17%	17%
Memory	2%	2%

•	Breakdown by packaging type:

By application	1Q17	4Q16
Bumping & Flip Chip	42%	42%
Substrate Based	28%	29%
Leadframe Based	17%	17%
Testing	13%	12%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Mar 31, 2017 reflect our gains or losses attributable to the first quarter of 2017 unaudited financial results of several of our investees which are evaluated under the equity method. The consolidated financial data for our company for the three months ended Mar 31, 2017 is not necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of Mar 31, 2017 and 2016

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31, 2017			Mar 31, 2016		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Current Assets
Cash and cash equivalent	778,476	23,611,168	19	25,405,633	21	(1,794,465)	-7.1
Accounts receivable	512,133	15,532,994	13	14,536,059	12	996,935	6.9
Inventories	224,929	6,822,101	6	5,678,642	5	1,143,459	20.1
Other current assets	51,576	1,564,299	1	1,309,843	0	254,456	19.4

Total current assets	1,567,114	47,530,562	39	46,930,177	38	600,385	1.3

Non-current Assets
Available-for-sale financial assets	139,473	4,230,202	3	5,789,763	5	(1,559,561)	-26.9
Long-term investment under equity method	87,164	2,643,697	2	2,588,192	2	55,505	2.1
Property, plant and equipment	2,174,813	65,962,091	54	65,356,521	53	605,570	0.9
Intangible assets	5,157	156,410	—	188,564	—	(32,154)	-17.1
Other assets	58,645	1,778,699	2	2,002,068	2	(223,369)	-11.2

Total non-current assets	2,465,252	74,771,099	61	75,925,108	62	(1,154,009)	-1.5

Total Assets	4,032,366	122,301,661	100	122,855,285	100	(553,624)	-0.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,578,050	2	2,735,725	2	(157,675)	-5.8
Financial liabilities at fair value through profit or loss - current	29,248	887,096	1	1,637,538	1	(750,442)	-45.8
Accounts payable	242,881	7,366,573	6	7,077,693	6	288,880	4.1
Current portion of bonds payable	396,603	12,028,976	10	—	—	12,028,976	—
Current portion of long-term debt	70,299	2,132,167	2	5,913,739	5	(3,781,572)	-63.9
Other current liability	428,438	12,994,547	10	13,119,194	11	(124,647)	-1.0
Non-current liabilities
Bonds payable	—	—	—	12,457,882	10	(12,457,882)	-100.0
Long-term loans	505,770	15,340,000	13	5,969,625	5	9,370,375	157.0
Other liabilities	52,106	1,580,368	1	1,535,385	1	44,983	2.9

Total Liabilities	1,810,345	54,907,777	45	50,446,781	41	4,460,996	8.8

Stockholders’ Equity
Capital stock	1,027,485	31,163,611	26	31,163,611	25	—	—
Capital reserve	416,815	12,641,997	10	15,758,358	13	(3,116,361)	-19.8
Legal reserve	357,534	10,844,001	9	9,967,775	8	876,226	8.8
Retained earnings	370,880	11,248,800	9	11,525,181	10	(276,381)	-2.4
Other equities	49,307	1,495,475	1	3,993,579	3	(2,498,104)	-62.6

Total Equity	2,222,021	67,393,884	55	72,408,504	59	(5,014,620)	-6.9

Total Liabilities & Shareholders’ Equity	4,032,366	122,301,661	100	122,855,285	100	(553,624)	-0.5

Forex ( NT$ per US$ )		30.330		32.185

(1)	All figures are under T-IFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Mar 31							Sequential Comparison
	1Q 2017				1Q 2016		YoY	1Q 2017	4Q 2016		QoQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	628,769		19,551,585	100.0		19,299,310	1.3	19,551,585		22,177,508	-11.8
Cost of Goods Sold	(507,954)		(15,794,850)	-80.8		(15,329,416)	3.0	(15,794,850)		(16,949,723)	-6.8

Gross Profit	120,815		3,756,735	19.2		3,969,894	-5.4	3,756,735		5,227,785	-28.1

Operating Expenses
Selling Expenses	(7,988)		(248,387)	-1.3		(243,323)	2.1	(248,387)		(282,984)	-12.2
Administrative Expenses	(25,842)		(803,559)	-4.1		(918,957)	-12.6	(803,559)		(873,787)	-8.0
Research and Development Expenses	(31,039)		(965,152)	-4.9		(919,405)	5.0	(965,152)		(1,029,466)	-6.2

	(64,869)		(2,017,098)	-10.3		(2,081,685)	-3.1	(2,017,098)		(2,186,237)	-7.7

Operating Income	55,946		1,739,637	8.9		1,888,209	-7.9	1,739,637		3,041,548	-42.8
Non-operating Items	(15,375)		(478,088)	-2.4		10,032	—	(478,088)		350,651	—

Income Before Income Tax	40,571		1,261,549	6.5		1,898,241	-33.5	1,261,549		3,392,199	-62.8
Income Tax Expenses	(8,523)		(265,025)	-1.4		(294,213)	-9.9	(265,025)		(563,300)	-53.0

Net Income	32,048		996,524	5.1		1,604,028	-37.9	996,524		2,828,899	-64.8

Other comprehensive income
Items that will not be reclassiflied to profit or loss
Remeasurements of post employment benefit obligations	—		—			—				(177,806)
Income tax relating to items that will not be reclassified to profit or loss	—		—			—				30,227
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(19,309)		(600,408)			(166,438)				(48,053)
Unrealized gain(loss) on available-for-sale financial assets	18,015		560,170			263,352				(822,053)
Share of other comprehensive income of associates	8,277		257,367			85,238				(52,254)
Income tax relating to items that may be reclassified to profit or loss	(228)		(7,089)			21,682				143,671

Total other comprehensive income (loss)	6,755		210,040			203,834				(926,268)

Total comprehensive income	38,803		1,206,564			1,807,862				1,902,631

Earnings Per Ordinary Share- Basic		NT$	0.32		NT$	0.51			NT$	0.91

Earnings Per Ordinary Share- Diluted		NT$	0.15		NT$	0.39			NT$	0.89

Earnings Per ADS- Basic		US$	0.05		US$	0.08			US$	0.14

Earnings Per ADS- Diluted		US$	0.02		US$	0.06			US$	0.14

Weighted Average Outstanding Shares - Diluted (‘k)			3,400,463			3,375,688				3,389,863

Forex (NT$ per US$ )			31.095			33.143				31.767

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For 3 Months Ended on Mar 31, 2017 and 2016

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2017		3 months, 2016
	USD	NTD	NTD
Cash Flows from Operating Activities:
Income before income tax	40,571	1,261,549	1,898,241
Depreciation	109,099	3,392,422	3,185,853
Amortization	2,219	69,005	114,757
Change in working capital & others	(57,185)	(1,778,145)	(830,631)

Net cash flows provided from operating activities	94,704	2,944,831	4,368,220

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(107,300)	(3,336,501)	(3,080,482)
Proceeds from disposal of available-for-sale financial assets	—	—	1,077,460
Proceeds from disposal of property, plant, and equipment	13,429	417,578	28,092
Payment for other changes	2,796	86,938	(197,790)

Net cash used in investing activities	(91,075)	(2,831,985)	(2,172,720)

Cash Flows from Financing Activities:
Proceeds from long-term loans	32,160	1,000,000	—
Repayment of long-term loans	(57,253)	(1,780,279)	(1,781,583)
Others	(61)	(1,870)	(101,819)

Net cash used in financing activities	(25,154)	(782,149)	(1,883,402)

Foreign currency exchange effect	(6,297)	(195,799)	(97,839)

Net increase (decrease) in cash and cash equivalents	(27,822)	(865,102)	214,259

Cash and cash equivalents at beginning of period	787,145	24,476,270	25,191,374

Cash and cash equivalents at end of period	759,323	23,611,168	25,405,633

Forex ( NT$ per US$ )		31.095	33.143

(1)	: All figures are under T-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date:	April 26, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer